Exhibit 99.1

The Metals Royalty Company Inc. Announces Anticipated

Commencement of Trading on the Nasdaq Capital Market

Common Shares Expected to Begin Trading on the Nasdaq Capital Market Under the Symbol

“TMCR” on Wednesday, April 8, 2026

Royalty-Based Business Model Anchored by a 2.0% Gross Overriding Royalty on the NORI

Polymetallic Deposit Controlled by TMC the metals company Inc. (Nasdaq: TMC)

Not Intended For Dissemination in Canada

LONDON, UK, April 1, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today announced that its registration statement on Form F-1 (the “Registration Statement”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The Company’s common shares are expected to commence trading on the Nasdaq Stock Market under the ticker symbol “TMCR” on Wednesday, April 8, 2026.

The direct listing will be conducted without an underwritten offering, and no new shares will be issued by the Company in connection with the listing.

Stifel is serving as the Company’s financial advisor in connection with the listing.

The Company is conducting the direct listing in the United States and not in any Canadian jurisdiction.

About The Metals Royalty Company Inc.

TMCR is focused on deploying capital to fortify America's mineral security and re-industrialization. It supports domestic industry growth across energy, defense, and the broader critical minerals value chain through the acquisition and management of royalties, streams, and similar structured interests. The Company's royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. The Company is anchored by a 2.0% gross overriding royalty on the NORI polymetallic deposit controlled by TMC the metals company Inc. (Nasdaq: TMC). For more information, please visit www.sec.gov and the Company’s website www.themetalsroyaltyco.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions, including TMCR’s anticipated listing date on the Nasdaq Capital Market, and other statements that are statements other than historical facts. When the Company and its management uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, competitive dynamics, regulatory changes, and other factors discussed in the “Risk Factors” section of the Company’s Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us